EXHIBIT 99.1

Endeavour Silver Reports Financial Results for the Second Quarter 2020; Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, British Columbia, Aug. 04, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released its financial results today for the three month and six month periods ended June 30, 2020. The Company operates three silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos mine in Guanajuato state and the El Compas mine in Zacatecas state.

Bradford Cooke, Endeavour CEO, commented, “I am pleased to report that notwithstanding the suspension of mining operations during the 2nd quarter due to the COVID-19 pandemic, Endeavour was able to reduce its net loss quarter-on-quarter, as each mine generated positive Mine Free Cash Flow thanks to improved operating performance and higher precious metal prices.  After the mines restarted, we were able to outperform our adjusted mine plans in June. We are now looking for opportunities to enhance safe production in H2, 2020.”

“We were pro-active in implementing our coronavirus prevention and response plan in mid-March to minimize its impact on our mining operations in Mexico.  As a result, we have been able to stop the contagion at the mine gates, although our work force has been reduced due to higher risk employees staying home during this time.  I commend our Mexico management and employees for responding positively when called upon by these extraordinary circumstances.”

2020 Second Quarter Highlights (all dollar amounts in US$)

  Net Revenue: $20.2 million revenue from the sale of 634,839 oz of silver and 5,218 oz gold at average realized prices of $17.04 per oz silver and $1,862 per oz gold.

  Cash Flow: $1.9 million cash flow from operations before working capital changes, and EBITDA(1) of $1.2 million, notwithstanding the suspension of mining for all of April and part of May.

  Net Income: Loss of $3.3 million ($0.02 per share) which included $2.2 million in care and maintenance costs during the mine suspension period and $1.1 million in general and administrative expenses related to the mark to market of deferred share units due to the higher share price. Improved operating performance and higher precious metal prices significantly reduced losses both quarter-on-quarter and year-on-year.

  Balance Sheet: Cash position of $30.5 million and working capital of $44.6 million. Term liabilities consist solely of equipment loans of $11.0 million to upgrade the mobile mining equipment.  Raised $21.7 million in equity financing using the ATM facility, net of issuance costs.

  Metal Production: Produced 596,545 oz silver and 5,817 oz gold, despite the government mandated suspension of mining operations, for a total of 1.1 million oz silver equivalent (AgEq) at an 80:1 silver:gold ratio.
  Operating Costs: Cash cost(1) was $2.78 per oz payable silver and all-in sustaining cost (AISC)(1) was $14.91 per oz payable silver, both net of gold credits. Cash cost and AISC were substantially lower both quarter-on-quarter and year-on-year due to the improved operating performance at Guanacevi, and the higher realized gold price that increased the by-product credit. The lower AISC was partly offset by increased capital expenditures at Bolanitos to effect the operating turnaround.
  Guanacevi Continued to Out Perform: Nothwithstanding the mine suspension period, Mine Free Cash Flow (Cash from operating activities less capital expenditures) was $2.7 million as processed tonnes, silver and gold grades and recoveries continued well above plan. The operational turn-around and transition to mining the new, higher grade El Curso, Milache and SCS orebodies had a significant positive impact on the operating performance. Ore stockpiles and prepared long hole stopes allowed for an expedited mining restart, while the testing of the newly installed cone crushers in April allowed for significant plant throughput in May.

  Bolanitos Turning a Corner: Nothwithstanding the mine suspension period, Mine Free Cash Flow was $0.1 million as the re-start was slower than Guanacevi due to a smaller stockpile and greater focus on mine development and grade control during the ramp-up period. Gold grades rose during the quarter while silver grades remained low due to variations in the ore bodies.

  El Compas Generated Free Cash Flow: Nothwithstanding the mine suspension period, Mine Free Cash Flow was $1.1 million as the re-start was slower than Guanacevi due to a smaller stockpile and greater focus on mine development and grade control during the ramp-up period. Gold grades trended higher during the quarter while silver grades remained low due to variations in the ore bodies.

  Continued Exploration Success: Positive exploration drill results from the El Curso area at Guanacevi and the Melladito area at Bolanitos.

(1) Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Results (Consolidated Statement of Operations Appended Below)

For the three-month period ended June 30, 2020, the Company generated net revenue totaling $20.2 million (Q2, 2019 - $28.3 million). During the period, the Company sold 634,839 silver oz sold and 5,218 oz gold at realized prices of $17.04 and $1,862 per oz respectively, compared to sales of 1,100,065 oz silver and 9,416 oz gold at realized prices of $15.02 and $1,366 per oz respectively in the same period of 2019. The Company decreased its finished goods silver and increased its gold inventory to 235,100 silver oz and 1,953 gold oz, respectively at June 30, 2020 compared to 279,320 oz silver and 1,452 oz gold held at March 31, 2020.

Cost of sales for Q2, 2020 was $17.1 million, a decrease of 50% over the cost of sales of $34.4 million for the same period of 2019.  The 50% decrease in cost of sales was primarily related to the suspension of the El Cubo operation in Q4, 2019 and the temporary suspension of the Guanacevi, Bolanitos and El Compas operations due to COVID-19 as consolidated throughput fell 52%.

After cost of sales of $17.1 million (Q2, 2019 - $34.4 million), mine operating earnings was $3.1 million (Q2, 2019 – loss of $6.1 million) from mining and milling operations in Mexico.

Exploration expenses decreased in Q2, 2020 to $1.7 million from $3.2 million for the same period of 2019 as the Mexico health decree resulted in a month and half of suspension of all activities. General and administrative expenses increased to $3.1 million in Q2, 2020 compared to $2.0 million for the same period of 2019, primarily due to mark-to-market fluctuations for director’s deferred share units. The quarter included $2.9 million of care and maintenance expense of which $0.7 million related to the shutdown El Cubo operation and $2.2 million related to the temporary suspension of the Guanacevi, Bolanitos and El Compas operations due to COVID-19.

Excluding depreciation and depletion of $4.0 million (Q2, 2019 - $7.1 million), stock-based compensation of $0.1 million (Q2, 2019- $0.1 million) and the inventory write off of $0.5 million (Q2, 2019- $1.5 million) mine operating cash flow before taxes was $7.6 million in Q2, 2020 (Q2, 2019 – $2.6 million). Operating loss was $4.6 million (Q2, 2019 – loss of $11.3 million) after exploration expenditures of general and administrative expense and care and maintenance costs.

Net loss amounted to $3.3 million (loss of $0.02 per share) compared to a net loss of $10.1 million (loss of $0.08 per share) in Q2, 2019.

Direct production costs per tonne in Q2, 2020 decreased 4%, to $109.74 compared with Q2, 2019 due to lower operating costs at the Guanaceví operation, offset by the slightly higher costs at the Bolañitos and El Compas operations and the exclusion the El Cubo operation which suspended activities in Q4, 2019.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) decreased 80% to $2.78 primarily due to lower operating costs per tonne, higher gold grades and higher realized gold price that increased the by-product credit compared to the same period in 2019. The higher proportional gold production, and rising gold price, which increased 36% compared to the same period ended in 2019, were significant drivers in the lower cash cost net of by-product credits.

On a co-product cash costs basis, both silver and gold cost per ounce improved compared to the Q2, 2019. Silver co-product cash costs fell 28%, while gold co-product costs fell 13% to $10.16 per ounce and $1,111 per ounce respectively. The improvement was primarily driven by improved cost per tonne, the higher grade ore and improved gold recoveries.

All-in sustaining costs (also a non-IFRS measure) decreased 29% to $14.91 per oz in Q2, 2020 as a result of lower operating costs offset by higher corporate general and administrative costs and increased capital expenditures at Bolañitos to accelerated mine development. General and administrative costs increased due to mark to market deferred share units and were allocated for the entire operating period despite suspension activities during April and May.

The Company retained essential personnel at operations during the suspension period to maintain safety protocols, environmental monitoring, security measures and day-to-day maintenance. $2.1 million of costs were incurred from April 1st until the May re-starts and were allocated to care and maintenance expenses and excluded from mine operating costs or the corresponding metrics.

The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue to rise at a significant rate to date.  A local outbreak, an impediment to the supply chain or market logistics, or a change in government health orders remains a significant risk. The mines are operating under strict safety protocols with the expectations of operating near throughput capacity. Due to the continued uncertainty, management will not provide second half guidance at this time.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss these results will be held today, Tuesday, August 4 at 10am PDT (1pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 4879#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID-19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID-19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
   COMPARATIVE HIGHLIGHTS

Three Months Ended June 30			Q2 2020 Highlights	Six Months Ended June 30
2020	2019	% Change		2020	2019	% Change
Production
596,545	1,059,322	(44%)	Silver ounces produced	1,454,204	2,130,677	(32%)
5,817	9,558	(39%)	Gold ounces produced	14,293	19,613	(27%)
590,618	1,039,596	(43%)	Payable silver ounces produced	1,440,409	2,089,811	(31%)
5,717	9,332	(39%)	Payable gold ounces produced	14,037	19,141	(27%)
1,061,905	1,823,962	(42%)	Silver equivalent ounces produced	2,597,644	3,699,717	(30%)
2.78	13.67	(80%)	Cash costs per silver ounce	5.77	13.11	(56%)
10.33	22.87	(55%)	Total production costs per ounce	13.88	21.49	(35%)
14.91	20.90	(29%)	All-in sustaining costs per ounce	16.96	20.15	(16%)
114,120	237,640	(52%)	Processed tonnes	313,447	484,159	(35%)
109.74	114.40	(4%)	Direct production costs per tonne	104.59	110.04	(5%)
10.16	14.10	(28%)	Silver co-product cash costs	10.99	13.82	(20%)
1,111	1,282	(13%)	Gold co-product cash costs	1,175	1,215	(3%)
Financial
20.2	28.3	(29%)	Revenue ($ millions)	42.1	56.3	(25%)
634,839	1,100,065	(42%)	Silver ounces sold	1,300,339	2,169,450	(40%)
5,218	9,416	(45%)	Gold ounces sold	12,672	18,975	(33%)
17.04	15.02	13%	Realized silver price per ounce	16.16	15.25	6%
1,862	1,366	36%	Realized gold price per ounce	1,727	1,340	29%
(3.3)	(10.1)	68%	Net earnings (loss) ($ millions)	(19.2)	(23.4)	18%
3.1	(6.1)	151%	Mine operating earnings (loss) ($ millions)	0.2	(11.9)	102%
7.6	2.6	194%	Mine operating cash flow ($ millions)	11.9	7.2	65%
1.9	(1.0)	297%	Operating cash flow before working capital changes	(3.1)	(3.1)	0%
1.2	(2.7)	145%	Earnings before ITDA ($ millions)	(5.5)	(7.3)	25%
44.6	46.6	(4%)	Working capital ($ millions)	44.6	46.6	(4%)
Shareholders
(0.02)	(0.08)	75%	Earnings (loss) per share – basic	(0.13)	(0.18)	28%
0.01	(0.01)	200%	Operating cash flow before working capital changes per share	(0.02)	(0.02)	0%
147,862,393	132,158,891	12%	Weighted average shares outstanding	144,836,300	131,779,448	10%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Operating activities
Net earnings (loss) for the period	$(3,289)	$(10,123)	$(19,215)	$(23,401)

Items not affecting cash:
Share-based compensation	848	851	1,593	1,850
Depreciation, depletion and amortization	4,213	7,314	10,481	14,541
Deferred income tax expense (recovery)	(514)	(823)	1,350	(1,173)
Unrealized foreign exchange loss (gain)	(140)	111	514	107
Finance costs	337	103	648	195
Write off of mineral properties	-	45	-	45
Write down of inventory to net realizable value	486	1,507	1,528	4,719
Loss on asset disposal	57	-	135	-
Unrealized loss (gain) on other investments	(107)	55	(114)	27
Net changes in non-cash working capital	(2,800)	824	(178)	(5,880)
Cash from (used in) operating activities	(909)	(136)	(3,258)	(8,970)

Investing activities
Proceeds on disposal of property, plant and equipment	73	-	100	-
Mineral property, plant and equipment expenditures	(4,872)	(5,740)	(10,384)	(9,663)
Intangible asset expenditures	-	(1)	-	(204)
Cash used in investing activities	(4,799)	(5,741)	(10,284)	(9,867)

Financing activities
Repayment of loans payable	(554)	(152)	(1,326)	(252)
Repayment of lease liabilities	(49)	(32)	(92)	(103)
Interest paid	(243)	(70)	(461)	(91)
Public equity offerings	22,703	7,619	24,188	9,191
Exercise of options	8	-	20	-
Share issuance costs	(963)	(223)	(1,037)	(288)
Cash from financing activities	20,902	7,142	21,292	8,457

Effect of exchange rate change on cash and cash equivalents	314	65	(620)	110

Increase (decrease) in cash and cash equivalents	15,194	1,265	7,750	(10,380)
Cash and cash equivalents, beginning of the year	14,990	21,776	23,368	33,376
Cash and cash equivalents, end of the period	$30,498	$23,106	$30,498	$23,106

This statement should be read in conjunction with the condensed consolidated interim financial statements for the periods ended June 30, 2020 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Revenue	$20,201	$28,294	$42,128	$56,314

Cost of sales:
Direct costs	11,722	25,354	28,522	48,425
Royalties	834	336	1,691	653
Share-based payments	92	53	183	108
Depreciation, depletion and amortization	3,951	7,149	9,974	14,265
Write down of inventory to net realizable value	486	1,507	1,528	4,719
	17,085	34,399	41,898	68,170

Mine operating earnings (loss)	3,116	(6,105)	230	(11,856)

Expenses:
Exploration	1,665	3,207	4,047	5,540
General and administrative	3,137	2,009	5,142	5,051
Severance costs	-	-	-	1,100
Care and maintenance costs	2,911	-	4,256	-
	7,713	5,216	13,445	11,691

Operating earnings (loss)	(4,597)	(11,321)	(13,215)	(23,547)

Finance costs	356	103	666	195

Other income (expense):
Foreign exchange	740	646	(4,177)	243
Investment and other	605	16	654	(193)
	1,345	662	(3,523)	50

Earnings (loss) before income taxes	(3,608)	(10,762)	(17,404)	(23,692)

Income tax expense (recovery):
Current income tax expense	195	184	461	882
Deferred income tax expense (recovery)	(514)	(823)	1,350	(1,173)
	(319)	(639)	1,811	(291)

Net loss and comprehensive loss for the period	(3,289)	(10,123)	(19,215)	(23,401)

Basic and diluted earnings (loss) per share based on net earnings	$(0.02)	$(0.08)	$(0.13)	$(0.18)

Basic and diluted weighted average number of shares outstanding	147,862,393	132,158,891	144,836,300	131,779,448

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2020 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	June 30,	December 31,
	2020	2019

ASSETS

Current assets
Cash and cash equivalents	$30,498	$23,368
Other investments	183	69
Account and other receivables	15,774	18,572
Income tax receivable	3,440	4,378
Inventories	13,823	13,589
Prepaid expenses	1,984	3,302
Total current assets	65,702	63,278

Non-current deposits	591	606
Non-current IVA receivable	2,812	2,048
Deferred income tax asset	5,899	7,136
Intangible assets	731	975
Right-of-use leased assets	1,152	1,337
Mineral properties, plant and equipment	90,273	88,333
Total assets	$167,160	$163,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$16,649	$19,775
Income taxes payable	695	1,947
Loans payable	3,621	2,958
Lease liabilities	158	164
Total current liabilities	21,123	24,844

Loans payable	7,397	5,917
Lease liabilities	936	1,074
Provision for reclamation and rehabilitation	8,590	8,403
Deferred income tax liability	788	682
Total liabilities	38,834	40,920

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 154,926,622 shares (Dec 31, 2019 - 141,668,178 shares)	505,334	482,170
Contributed surplus	11,668	11,482
Retained earnings (deficit)	(388,676)	(370,859)
Total shareholders' equity	128,326	122,793
Total liabilities and shareholders' equity	$167,160	$163,713

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2020 and the related notes contained therein.